Room 4561
Via fax 01181352209905

September 19, 2007

Noriaki Yamaguchi
Representative Director & CFO
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330
Japan

> **Re:** **Konami Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2007**
> **Filed August 2, 2007**
> **File no. 1-31452**

Dear Mr. Yamaguchi:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

1. Your current disclosure indicates that revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is probable. To aid investor understanding, expand your disclosure to identify all of the authoritative literature (e.g. SOP 97-2, EITF

00-21 and SAB 104) that you have relied on in developing your revenue recognition policies for each product group or segment including your basis for concluding that the identified literature is applicable, and that your policies comply with that literature.

2. We note in your disclosure on page 15 that you sell casino management systems that connect gaming machines under a single accounting, marketing and customer management system and reinforcement of security. We also note on page 41 that you earn maintenance fees on an ongoing basis after installation. Based on these disclosures, it appears that you sell these systems with multiple elements (i.e. installation, post-contract support, etc.). Clarify your revenue recognition policy for casino management system arrangements that include multiple elements. In this regard, for arrangements that include multiple elements, tell us the method used to allocate revenue to each element in the arrangement including the appropriate accounting literature relied on.

3. We also note on page 19 that you provide post-sale service for software and hardware for amusement arcade games. Clarify what is included in your post-sale services and similar to the comment above clarify your revenue recognition policy for arrangements that include the sale of your software and hardware with post-sale service including the basis for allocating revenue to each element.

4. Additionally, tell us how you considered the guidance in EITF 03-05 in determining whether the hardware should be considered software-related. Specifically address whether the non-software deliverables have substantive functionality without the software, the software and non-software deliverables are always sold as a package or solution and the payment for non-software deliverables is contingent upon delivery/completion of the software deliverable.

5. We note on page 43 that you develop software that is incorporated and sold together with LCDs for pachinko machines and that you introduce between five and ten new pachinko software installed in LCDs each year. Clarify whether you provide post-contract support for such software including whether you provide specified or unspecified updates and enhancements to existing customers when new pachinko software is available. If you do provide post-contract support for such software, similar to the previous comments, clarify your revenue recognition policy for arrangements that include the sale of your software and hardware with post-contract support including the basis for allocating revenue to each element.

6. We note on page 14 that you enter into lease participation agreements under which you share in the revenues generated by gaming machines. Clarify whether you recognize revenue under these revenue sharing arrangements on a gross or net basis and provide the reasons for your conclusions. In your response, tell us

how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

7.   We note on page 11 that you include online capability features in certain of your games that permit users to play against one another on the Internet. We also note on page 20 that as it relates to these online games, you maintain and operate online servers. Tell us whether these online capability features for all of your games are being hosted on your internal servers or third party servers and tell us how you are recognizing revenues related to these on-line services including the accounting guidance you considered in recording revenue. Additionally, tell us whether you receive or pay a fee to any third-parties for including such online capability features in your titles.

8.   We also note in the gaming industry that some manufacturers include the ability to download additional content including product features and software updates as well as static and in-game advertising. Tell us whether you are providing in-game advertising and downloadable content in your games and if so, clarify your revenue recognition policy for each. As it relates to the downloadable content, tell us whether you are charging end users for the content or whether this content is provided on a when and if available basis when an end user purchases a game similar to an unspecified or specified upgrade.

(n) Software Development Costs, page F-15

9.   We note that you begin to expense capitalized software costs upon release of the product through cost of revenues or they are written-off when they are deemed unrecoverable. Clarify your amortization method as it relates to such capitalized software costs for each product and how it complies with paragraph 8 of SFAS 86.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Patrick Gilmore, Senior Staff Accountant at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief